Matthew L. Thompson Partner matthew.thompson@FaegreBD.com Direct +1 612 766 6854	Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

October 12, 2012

Via EDGAR System

Ms. Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Whitebox Mutual Funds (File Nos. 333-175116 and 811-22574)
Post-Effective Amendment No. 1 to the
Registration Statement on Form N-1A

Dear Ms. Browning:

On behalf of our client, Whitebox Mutual Funds, a Delaware statutory trust (the “Trust”), thank you for your thorough review and your verbal comments (provided during our telephone conference call on October 3, 2012) regarding Post-Effective Amendment No. 1 (“Amendment No. 1”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) that was filed with the Securities and Exchange Commission on August 17, 2012. This letter sets forth our understanding of each of your comments (in bold italics), and following each comment is the Trust’s response (in regular type). As previously disclosed, the Trust is amending the Registration Statement in connection with its establishment of a new series, the Whitebox Long Short Equity Fund (the “Fund”).

As discussed, the Trust has prepared a revised draft of the Registration Statement (“Draft Amendment No. 2”), which the Trust intends to file with the Securities and Exchange Commission after including any further revisions and confirming the satisfaction of the Staff’s comments. For your convenience, we have appended hereto a redline of Draft Amendment No. 2 marked against Amendment No. 1 to highlight the changes made in response to the Staff’s comments. Unless otherwise indicated, page numbers set forth below in the summary of your comments relate to Amendment No. 1, and page numbers set forth below in our responses relate to the redlined version of Draft Amendment No. 2

U.S. Securities and Exchange Commission

October 12, 2012

Prospectus

General

1.	Provide the “Tandy” letter representations typically included in correspondence relating to filings reviewed by the SEC Staff.

Response: The Trust, as registrant, acknowledges that:

—	The Trust is responsible for the adequacy and accuracy of the disclosures in the Registration Statement;

—	Staff comments or changes to disclosures in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

—	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

2.	Please memorialize the background to the Trust’s decision to rely on the principles set forth in certain no action letters, including MassMutual,[1] without requesting its own no-action letter.

Response: We understand that while no-action letters may typically be relied upon only by the requesting person, the Division of Investment Management generally permits third parties to rely on the Staff’s reasoning in the response to a no-action letter to the extent that the third party’s facts and circumstances are substantially similar to those described in the underlying request for a no-action letter.2 While the Staff periodically expressly limits the ability of third parties to rely on specific no action or interpretive letters,3 to our knowledge, the Staff has not done so with respect to any precedent on which the Trust currently intends to rely. Indeed, several registrants appear to have relied upon the precedent cited by the Trust, without requesting a no-action letter. Prior to filing Amendment No. 1, considerations relating to these precedents were discussed with Richard Pfordte and Kevin Rupert of the Staff of the Securities and Exchange Commission.

We, in consultation with the Trust, have carefully considered the precedent on which the Trust intends to rely and have concluded that the facts and circumstances relating to the new Fund are substantially similar to those described in the underlying requests for no-action letters that were submitted in connection with each such precedent. Furthermore, the Trust believes that the same legal, regulatory and policy considerations that permit the inclusion of performance information of a predecessor are applicable here. The Trust understands that it relies on this precedent at its own risk.

1 Massachusetts Mutual Life Insurance Co., SEC No-Action Letter, WSB File No. 102395001 (Sept. 28, 1995) [hereinafter MassMutual]

2 See Informal Guidance Program for Small Entities, Investment Company Act Release No. 22587 (Mar. 27, 1997) at n.20.

3 See, e.g., SEI Liquid Asset Trust—Prime Obligation Fund et al., SEC No-Action Letter, WSB File No. 1203200705 (Dec. 3, 2007) at n.4.

U.S. Securities and Exchange Commission

October 12, 2012

Prospectus—Summary Information—Investment Objective

3.	Revise the description of the Fund’s investment objective on page 3 and elsewhere to use plain English in lieu of the phrases “consistent investment returns” and “low correlation.”

Response: In response to the Staff’s comment, Draft Amendment No. 2 reflects revisions on pages 3, 9 and B-4 to describe the Fund’s investment objective in plain English.

Prospectus—Summary Information—Fees and Expenses

4.	Submit via EDGAR correspondence a draft of the completed fee table for review by the SEC staff prior to filing.

Response: The completed fee table is set forth on page 3, subject to the note below in response to numbered comment 5.

5.	Revise the fee table to include a reasonably detailed breakdown of all expenses of short sales, not only dividend expenses. Add disclosure regarding costs associated with short sales should be included in Item 4.

Response: In response to the Staff’s comment, the fee table on page 3 has been revised to include reference line item for “Dividend and Interest Expense on Short Sales” and an explanatory footnote has also been included. This includes all categories of expenses related to short sales. In addition, additional information regarding the costs associated with short sales has been added on page 7.

You will note in the attached draft Registration Statement that certain items remain bracketed. These items are under review by the registrant and its auditors to determine the most accurate estimate of annual fund operating expenses in view of the Fund’s expected use of derivatives. These items are subject to adjustment prior to effectiveness. Other disclosures based on these expense estimates, including without limitation the information set forth under “Performance Information,” are likewise subject to adjustment prior to effectiveness.

6.	Include the footnote required by Instruction 3(f)(vii) to Item 3 clarifying that Acquired Fund Fees and Expenses (“AFFE”) do not correlate with the information set forth in Item 13. If AFFE are estimated to be less than 0.01%, then indicate this in the footnote on “Other Expenses” and do not include AFFE as a line item.

Response: The Trust supplementally advises the Staff that there are no Acquired Fund Fees and Expenses to be included in the fee table, as in the estimation of the Adviser, such fees would round to less than 1 basis point in the aggregate. Accordingly, this line item has been removed from the fee table in Draft Amendment No. 2.

U.S. Securities and Exchange Commission

October 12, 2012

7.	Confirm that the example costs of investing in the fund will reflect the contractual fee and expense waivers only through October 31, 2013.

Response: The Trust represents that the example costs for the 3 year period do not reflect the expense limitations applicable only through October 31, 2013 and the Trust has revised the disclosure to specify this fact.

Prospectus—Summary Information—Portfolio Turnover

8.	Remove the last sentence of the Portfolio Turnover paragraph on page 4 of Amendment No. 1 (“The Fund is newly organized and, as of the date of this Prospectus, has not had any portfolio turnover.”)

Response: In response to the Staff’s comment, this sentence has been removed from the Portfolio Turnover paragraph on page 4.

Prospectus—Summary Information—Principal Investment Strategies

9.	Confirm to the Staff that each of the Fund’s principal investment strategies and each of the related principal risks are disclosed in the Prospectus and that the scope and content of Item 4 and Item 9 are appropriately aligned.

Response: The Trust supplementally advises the Staff that each of the Fund’s principal investment strategies and risks known to it are disclosed in the Prospectus included in Draft Amendment No. 2. In response to the Staff’s comment, the description of the Fund’s principal investment strategies, the description of the Fund’s principal risks and the related summaries, as well as the related disclosures in the Statement of Additional Information (the “SAI”), have been reconciled to ensure consistency between those related sections.

10.	Confirm whether investments in American Depositary Receipts (“ADRs”) will be a principal investment strategy of the Fund. If so, revise the disclosure in the Prospectus accordingly.

Response: The Trust supplementally advises the Staff that ADRs are not be a principal investment strategy of the Fund. As noted on page B-12 of the SAI, for purposes of the Fund’s investment policies, investments in depositary receipts will be deemed to be investments in the underlying securities. Accordingly, the disclosure on page 10 has been revised to specify that investments in depositary receipts evidencing securities of non-U.S. issuers, including ADRs, would be included in the Fund’s non-principal strategy of investing in foreign securities. In addition, the SAI has been revised on pages B-11 and B-16 to make clear that depositary receipts are not a principal strategy of the Fund.

U.S. Securities and Exchange Commission

October 12, 2012

11.	In response to both Item 4 and Item 9, disclose the particular types of U.S. equity securities in which the Fund intends to invest as a principal investment strategy.

Response: In response to the Staff’s comment, Draft Amendment No. 2 reflects revisions on pages 4 and 9 to disclose that the Fund intends principally to invest in long and short positions in common stock of U.S. companies.

12.	Revise page 4 to disclose a source or basis for the disclosures that there are “approximately 3000 single name stocks” that “trade more than $500,000 of equity per day” in U.S. equity markets and which have “an average market capitalization of just over $4 billion.”

Response: This language has been removed from Draft Registration No. 2 and replaced with language simply indicating that the Fund intends to invest principally in common stock of U.S. companies with a market capitalization consistent with inclusion in the Russell 2000 or Russell MidCap indices and more than $500,000 of equity trading per day.

13.	Revise page 4 and elsewhere to replace “single name stocks” with plain English.

Response: In response to the Staff’s comment, the phrase “single name stocks” has been replaced with “issuers” throughout Draft Amendment No. 2.

14.	Include a definition for the phrase “small to medium-sized companies” used on page 4 and elsewhere. This definition may be included in response to Item 9, rather than in the prospectus summary.

Response: In response to the Staff’s comment, additional language has been added indicating that the Adviser construes this to mean companies with a market capitalization consistent with inclusion in the Russell 2000 or Russell MidCap indices. Please see pages 4, 9 and B-5.

15.	Revise the phrase “securities with positive excess return potential” on page 4 and elsewhere to use plain English.

Response: In response to the Staff’s comment, this phrase has been replaced with alternative plain English on pages 4, 9 and B-5.

16.	Elaborate on the balance between long and short positions, including the anticipated percentages of each in normal conditions.

Response: In response to the Staff’s comment, additional disclosure has been added on pages 4 and 9 to clarify that although the Adviser believes the Fund’s beta-neutral strategy in normal market conditions will likely result in an approximate balance between long and short positions (with approximately one dollar of short exposure for every dollar of long exposure), the Adviser expects that the Fund may will from time to time have a net long or net short market exposure.

U.S. Securities and Exchange Commission

October 12, 2012

17.	Add a summary of the Fund’s selling strategy.

Response: In response to the Staff’s comment, additional disclosure regarding the Fund’s selling strategy has been added on pages 4, 9 and B-5.

18.	Consider revising the discussion of “beta” on page 4 and elsewhere to use plain English.

Response: In response to the Staff’s comment, the discussion of “beta” has been revised on pages 4 and 9 in the Prospectus and page B-5 in the SAI.

19.	Include appropriate disclosures if the fund will engage in active and frequent trading.

Response: In response to the Staff’s comment, disclosures regarding the Fund’s non-principal strategy relating to active and frequent trading has been added on page 10. The Trust supplementally advises the Staff that disclosure of risks related to high portfolio turnover is included on page 11.

20.	Clarify the meaning of “effective gross leverage” on page 4. Elaborate on the consequences of not meeting 200% exposure and any risks associated with such exposure. Consider including cover page disclosure regarding leverage.

Response: In response to the Staff’s comment, the Trust has revised the disclosures regarding leverage on pages 4-6 and 9-10 and has added corresponding cover page disclosure.

21.	Describe in plain English the reference to “the limitations set forth in the Investment Company Act of 1940” on page 4 of Amendment No. 1, and make similar revisions elsewhere in the Registration Statement.

Response: In response to the Staff’s comment, Draft Amendment No. 2 reflects revisions on pages 9 and B-26 to include relevant disclosures in plain English rather than general references.

22.	On page 4, revise the open-ended phrase “derivatives such as total return swaps” to include a list of each type of derivative included in the Fund’s investment strategy. Include separate disclosures regarding the strategies and risks related to each such type of derivatives. Revise any other open-ended phrases globally.

Response: In response to the Staff’s comment, the Trust has revised the disclosure on pages 4-5 to list each type of derivative included in the Fund’s investment strategy, and has added appropriate disclosures regarding each type of derivative on pages 5-6. In addition, similar open-ended phrases have been revised on pages 9 and B-5.

23.	Page 5 discloses that index ETF securities may be used to hedge the portfolio in lieu of individual stocks. Disclose whether index ETF securities (or any other derivatives) will be used for purposes other than hedging, such as investment purposes.

U.S. Securities and Exchange Commission

October 12, 2012

Response: In response to the Staff’s comment, the Trust has revised the disclosure on pages 4 and 9 to disclose that derivatives may be used for investment or hedging purposes and that index ETF securities will be used principally for hedging purposes.

24.	Specify the relevant metric to which the 0% to 50% index hedging range relates.

Response: The Trust supplementally advises the Staff that, as specified on page 5 and B-5, that range is measured as a percentage of the short portfolio maintained by the Fund.

Prospectus—Summary Information—Principal Risks of Investing in the Fund

25.	Confirm that the principal risks are appropriately parallel to the principal investment strategies.

Response: In response to the Staff’s comment, the description of the principal risks relating to the Fund has been reconciled with the Fund’s principal investment strategies to ensure consistency between those sections. See also the response to numbered comment 9 above.

26.	Add risk disclosure regarding the fact that common stock is subordinated to preferred stock within an issuer’s capital structure.

Response: In response to the Staff’s comment, a “Common Stock Risk” description has been added on page 5 and describes the subordination of common stock to preferred stock within an issuer’s capital structure.

Prospectus—Summary Information—Performance Information

27.	If relying on MassMutual, revise the disclosure on page 7 to state that the Predecessor Fund’s policies, objectives, guidelines and restrictions are “in all material respects equivalent” to those of the Fund, rather than “substantially similar.”

Response: In response to the Staff’s comment, the disclosure on pages 7, 21 and B-47 has been revised to state that the Predecessor Fund’s policies, objectives, guidelines and restrictions are “in all material respects equivalent” to those of the Fund.

28.	Indicate whether the performance information on page 7 has been audited and, if so, disclose the identity of the auditors and the scope of their review and include their consent to their inclusion in the Registration Statement.

Response: In response to the Staff’s comment, Draft Amendment No. 2 notes on page 7 that the performance information is unaudited.

29.	Confirm that the performance information set forth on page 7 is calculated based on the greater of (a) an estimate of gross expenses without giving effect to fee waivers or (b) the Predecessor Fund’s historical expenses.

U.S. Securities and Exchange Commission

October 12, 2012

Response: The Trust supplementally advises the Staff that the performance information is based on an estimate of gross expenses, without giving effect to fee waivers.

30.	Revise the performance information on page 7 to include the applicable benchmark.

Response: In response to the Staff’s comment, Draft Amendment No. 2 reflects the inclusion of the applicable benchmarks, the Standard & Poor’s Corporation (S&P) 500 index and the Hedge Fund Research, Inc. (HFRI) Long/Short index.

31.	Supplementally provide confirmation to the Staff that the Predecessor Fund was established for reasons entirely unrelated to the establishment of a performance record. Supplementally provide background on the creation of the Predecessor Fund and why it was converted. Supplementally disclose whether the Adviser manages any substantially similar accounts and, if so, why those are not being converted to a registered fund. Disclose whether all or only a portion of the Predecessor Fund’s assets will be transferred to the Fund. Confirm whether the Predecessor Fund would have complied with the requirements of subchapter M of the Internal Revenue Code, were subchapter M applicable thereto.

Response: The Trust supplementally informs the Staff that the Predecessor Fund was established for purposes entirely unrelated to the establishment of a performance record. As background, the Predecessor Fund was formed in 2004 after the Adviser determined that it wanted to offer a long/short equity fund to its hedge fund clients. The Adviser has elected to convert the Predecessor Fund into a registered fund because, after several years of experience, the Adviser believes that the investment strategies pursued by the Predecessor Fund are better suited to the fee structure typical of a registered mutual fund rather than the incentive fee structure that investors expect from a private hedge fund. The Adviser does not manage any other funds with investment policies, objectives, guidelines and restrictions that are substantially similar to the Fund.

The Trust supplementally informs the Staff that upon the reorganization, the Fund will have succeeded to all of the Predecessor Fund’s net assets and these will constitute all of the Fund’s initial net assets.

The Trust supplementally informs the Staff that, although the Predecessor Fund was not required to comply with the investment restrictions imposed by Subchapter M of the Internal Revenue Code, the Trust believes that the Predecessor Fund likely would have been able to comply with such restrictions if they were applicable thereto.4

4MassMutual at n.3.

U.S. Securities and Exchange Commission

October 12, 2012

Prospectus—Investment Objectives and Strategies

32.	Specify what portion of the Fund may be invested in non-U.S. securities.

Response: In response to the Staff’s comment, the description of the “Foreign Securities” non-principal strategy has been revised on page 10 to specify that the Fund may invest without limitation in non-U.S. securities, although such securities are generally expected to represent less than 15% of the Fund’s portfolio.

33.	Describe strategies related to ADRs, if applicable.

Response: The Trust supplementally advises the Staff that investments in ADRs will not be a principal investment strategy of the Fund. In response to the Staff’s comment, the description of the “Foreign Securities” non-principal strategy has been revised on page 10 to clarify that depositary receipts (including ADRs) representing non-U.S. securities are subsumed within the Fund’s “Foreign Securities” non-principal strategy.

Prospectus—Non-Principal Risks of Investing in the Fund

34.	On page 11, high portfolio turnover is described as turnover of more than 100%. Disclose the source or basis for this description.

Response: In response to the Staff’s comment, the description on page 11 has been revised to disclose that the Adviser considers high portfolio turnover to be turnover of more than 100%.

35.	Include a non-fundamental restriction, or alternative disclosure, relating to the Fund’s ability to pledge securities and other assets.

Response: In response to the Staff’s comment, a non-fundamental investment restriction relating to the Fund’s ability to pledge securities or other assets has been included on page B-26 of the SAI. In addition, pages B-10 and B-26 of the SAI have been revised to disclose that up to all of the Fund’s assets may be used to secure borrowing.

Prospectus—Buying, Exchanging and Redeeming Shares—Buying Shares

36.	On page 15, describe the requirements for a request to be in “good order.” Remove the sentence that states “Servicing Agents are responsible for timely transmitting any purchase, exchange and redemption orders they receive to the Fund” or clarify that a Servicing Agent’s failure to transmit the order does not impact the pricing of such order.

Response: In response to the Staff’s comment, the description on pages 14-15 has been revised to clarify what “good order” means and to clarify the reference to Servicing Agents.

U.S. Securities and Exchange Commission

October 12, 2012

Prospectus—Share Transactions—Frequent Purchases and Sales of Fund Shares

37.	On page 20, revise and expand the disclosure regarding the Fund’s right to reject purchase transactions. Add disclosure tracking paragraphs (e)(4)(i) and (ii) of Item 11 to describe whether or not the Fund discourages and/or accommodates frequent purchases and redemptions of Fund shares.

Response: In response to the Staff’s comment, the disclosure on page 18 has been revised accordingly.

Prospectus—Share Transactions—How Fund Shares Are Priced

38.	Revise the description regarding the determination of the Fund’s NAV.

Response: In response to the Staff’s comment, the disclosure on page 18 has been revised clarify that the Adviser typically determines the NAV of the Fund.

Statement of Additional Information

39.	Supplementally advise the Staff whether the SAI has been used prior to effectiveness, as may be implied by the red herring language.

Response: The Trust supplementally advises the staff that the SAI included in Amendment No. 1 has not been and will not be used prior to effectiveness of the amended Registration Statement.

40.	Confirm that all the risks set forth in the SAI include all non-principal risks required to be set forth therein, and that these risks are appropriately differentiated from the principal risks. Confirm that all principal risks are included in the Prospectus and that the respective disclosures in the SAI and the Prospectus are appropriately aligned.

Response: As noted above in response to numbered comment 9, the risks set forth in the Prospectus and the SAI have been reconciled to ensure appropriate consistency. Moreover, the Trust supplementally advises the Staff that it believes each of the non-principal risks required to be set forth in the SAI are set forth therein and that each of the Fund’s principal investment risks known to it are disclosed in the Prospectus included in Draft Amendment No. 2.

41.	Revise the disclosure on page B-31 to remove the cross-reference to the Borrowing section and to instead describe in plain English the borrowing “permitted under the 1940 Act.” See also comment 21 above.

Response: As noted above in response to numbered comment 35, a non-fundamental investment restriction has been added regarding pledging of assets. Further, the Trust has deleted the cross reference and included an explanation of permitted borrowings under the 1940 Act.

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U.S. Securities and Exchange Commission

October 12, 2012

Please direct any further comments or questions to the undersigned at the telephone number or email address listed above.

Very truly yours,

/s/ Matthew L. Thompson

Matthew L. Thompson